Campbell Resources Inc.
PRESS RELEASE
For immediate release
Campbell Resources Announces First quarter 2008 Financial Results
Copper Production Increased; Operating Costs Significantly Reduced
Montreal, May 8, 2008 - Campbell Resources Inc. (the “Company”) (“Campbell”) (TSX: CCH, OTC Bulletin Board: CBLRF) today announced financial results for the first quarter of fiscal 2008 ended March 31, 2008. During and subsequent to the period, the Company realized a number of significant achievements:
•	Increased ore production by approximately 140%

•	Increased copper production by approximately 125%

•	Reduced loss from operations by approximately 46%

•	Opened up two new sources of higher-grade ore at the Copper Rand mine

•	Confirmed expansion of mineralized zone at Copper Rand mine

•	Began development of the high-grade Corner Bay deposit at both the 55 and 75 metre levels and began shipment of ore to the Copper Rand mill.
“During the first quarter, Campbell continued to make significant progress towards its goals of increasing production and improving its financial performance,” said André Fortier, Campbell’s President and Chief Executive Officer. “Our copper production has grown dramatically and our loss from operations has been cut by 46%. Copper Rand is now producing ore from three sources and we recently confirmed the expansion of a mineralized zone that runs parallel to the main ore body now developed to the 4,850 foot level. The development at Corner Bay is also proceeding very well and, in March, we began to ship higher-grade ore from this mine to the Copper Rand mill. We expect to be able to steadily ramp up production at Corner Bay over the coming months and to reach a level of commercial production in the third quarter.”
Financial Results
As of January 1, 2007, results from the Copper Rand mine have been included in the consolidated operating results. Prior to this, Copper Rand mine was considered to be in the preproduction development stage and, as such, all costs, net of revenue from development ore, were deferred as mine development costs.
As of September 11, 2007, operations at Joe Mann mine ceased and the mine was put on care and maintenance.
In October 2007, the Company commenced production at Merrill Pit.
In the first quarter of 2008, Campbell operations produced 91,520 tons of ore yielding 2,590 ounces of gold and 2,167,067 pounds of copper. In the first quarter of 2007, 38,787 tons of ore were milled, yielding 3,902 ounces of gold and 961,641 pounds of copper.

A total of 791 ounces of gold and Nil pounds of copper were sold in the first quarter of 2008 compared to 2,096 ounces of gold and Nil pounds of copper for the same period of 2007. The average market price for gold in the first quarter of 2008 was $929 (US$925) per ounce compared to $762 (US$650) per ounce for the same period in 2007. The average market price for copper in the first quarter of 2008 was $3.54 (US $3.52).In the first quarter of 2008, the average sale price for gold was $916 per ounce compared to $763 in the same period of 2007.
Net metal sales for the first quarter of 2008 reached $0.7 million compared to $1.7 million for the same period last year, a decrease of $1.0 million. The decrease is mainly due to the closure of the Joe Mann mine, which was Campbell’s gold-producing mine.
As per the contract for the sale of concentrate between Campbell and Ocean Partners UK Limited (“OP”), revenues for concentrate inventory shipped cannot be recognized until the transfer of ownership is completed when the concentrate is delivered to the discharge port. As at March 31, 2008, $8.1 million of inventory valued at lowest of cost and net realizable value was stored at Port of Quebec. On this amount of inventory, provisional payments in the amount of $10.2 million were received from OP. The contract was amended in March 2008 to allow the Company to borrow money on concentrate to be shipped. In March 2008, $2.2 million was borrowed and by month end $0.3 million was repaid.
The loss from operations, before interest, totalled $2.8 million in the first quarter of 2008, a reduction of 46% compared to $5.2 million loss from operations in the prior period.
For the first quarter of 2008, Campbell recorded a net loss of $2.0 million or $0.00 per share, compared to a net loss of $1.7 million or $0.01 per for the same period in 2007.
Operating Performance
Joe Mann Mine
Production at the Joe Mann mine ceased on September 11, 2007 and the mine was placed on care and maintenance. In the first quarter of 2007, Joe Mann produced 16,744 tons of ore grading 0.218 Au oz/t, 0.21% Cu and 0.157 Ag oz/t. The yield was 3,019 ounces of gold, 66,435 pounds of copper and 1,564 ounces of silver. The recovery rate was 82.60% for gold, 92.86% for copper and 59.55% for silver.
Copper Rand Mine
The Copper Rand mine started commercial production on January 1st 2007. Production at Copper Rand in the first quarter of 2008 was 46,725 tons grading 0.058 Au oz/t (yielding 2,289 ounces of gold), 2.02% Cu (yielding 1,804,996 lbs of copper) and 0.174 Ag oz/t (yielding 5,847 ounces of silver) with a recovery rate of 84.15% for gold, 95.67% for copper and 71.87% for silver. In the first quarter of 2007, production totalled 22,043 tons grading 0.047 Au oz/t (yielding 883 ounces of gold), 2.08% Cu (yielding 895,206 lbs of copper) and 0.157 Ag oz/t (yielding 2,350 oz of silver) with a recovery rate of 85.38% for gold, 97.62% for copper and 67.81% for silver.
The introduction of the Alimak mining method as well as other initiatives to diversify the sources of ore at the mine have generated a constant increase in production output in recent months. There are currently three production areas at Copper Rand, and a fourth zone should be in production in the second quarter of 2008. Two new zones should also be available at the end of 2008 and in the first half of 2009. Further, the Company has also confirmed the expansion of a mineralized zone that runs parallel to the main ore body now developed to the 4,850 foot level. Campbell expects to be able to maintain increased production levels in the coming months.

Merrill Pit
The first tons of ore from Merrill pit were milled in October 2007. In the first quarter of 2008, a total of 43,723 tons of ore were milled, grading 0.39% copper (318,525 pounds), 0.008 oz/t gold (276 oz) and 0.085 oz/t silver (2,524 oz). The recovery rate was 94.02% for copper, 81.67% for gold and 67.98% for silver.
Production at Merrill was curtailed in early March because of a major equipment failure, but as of April 14 it is back in full production.
Corner Bay Development
In March 2008, 1,072 tons of mineralized material were extracted and milled at Corner Bay, grading 2.15% copper (43,546 pounds), 0.027 oz/t gold (25 oz) and 0.168 oz/t silver (130 oz). The recovery rate was 94.38% for copper, 86.01% for gold and 72.14% for silver.
During the first quarter of 2008, $4.3 million was invested in the development of the project. Underground services have been completed. Development to the 105 metre level continues to progress and mining of the initial 42,000 tonne bulk sample with an average grade of 3.7% copper is expected to begin in the second quarter.
At a 3% Cu cut-off, Corner Bay has measured and indicated resources of 446,000 tonnes averaging 5.58% Cu (181,000 @ 5.07% Cu measured and 265,000 @ 5.93% Cu indicated); inferred resources total 1,441,000 tonnes averaging 6.76% Cu (Ref.: GEOSTAT Technical Report, July 2006, available on SEDAR at www.sedar.com).
Outlook
“The operating and development initiatives the Company is pursuing put us very much on track to reach our objectives for 2008, which include doubling Campbell’s ore production over 2007 totals, improving the efficiency at the Copper Rand mill, reducing our costs per pound of copper, and significantly increasing our revenues. Additionally, we are continuing to look at opportunities to acquire and bring into production additional assets in the prolific Chibougamau mining camp to further its plan of maximizing throughput at the Copper Rand mill,” Mr. Fortier said.
Campbell Resources will hold a conference call on Thursday, May 8, 2008 at 4 P.M (Eastern Time) to discuss this announcement. Interested parties can join the call by dialling 1-866-249-5221
About Campbell Resources Limited
Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows the Company to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. The Company’s headquarters are located in Montreal, Quebec.
The qualified person, Valère Larouche, ing.-geologist, is the Chief Geologist for Campbell Resources Inc. Analysis was conducted at the Campbell Resources laboratory in Chibougamau, Quebec.

Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

For more information:
Campbell Resources Inc.	Renmark Financial Communications Inc.
André Fortier,	Henri Perron : hperron@renmarkfinancial.com
President and Chief Executive Officer	Julien Ouimet : jouimet@renmarkfinancial.com
Tel.: 514-875-9037	Tel.: 514-939-3989
Fax: 514-875-9764	Fax: 514-939-3717
e-mail: afortier@campbellresources.com	www.renmarkfinancial.com

Alain Blais
Vice-president and General Manager of Operations
Tel: 418-748-7691
Fax: 418-748-7696
e-mail: ablais@campbellresources.com

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)

	March 31	December 31
	2008	2007

	$	$

Assets
Current assets
Cash	33	474
Restricted cash	1,113	1,113
Short-term investments	30	33
Receivables	2,185	3,066
Settlements receivable	739	739
Concentrate and metal inventories	9,014	1,218
Supply inventories	2,740	2,882
Prepaids	689	408

	16,543	9,933

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust	3,072	3,028
Restricted cash	1,158	1,158
Future income tax assets	1,338	1,317
Property, plant and equipment	48,662	45,017
Accrued benefit asset	4,975	4,897

	75,748	65,350

Liabilities

Current liabilities
Short-term loan	3,264	1,996
Accounts payable	17,231	15,411
Accrued liabilities	6,809	5,954
Prepayments for concentrate	10,248	965
Current portion of long-term debt	18,394	18,337

	55,946	42,663

Asset retirement obligations	7,503	7,396
Long-term debt	2,919	2,688
Future income and mining tax liabilities	6,656	6,472

	73,024	59,219

Shareholders’ equity

Capital stock	94,854	96,639
Warrants, stock options and conversion rights	9,776	9,432
Contributed surplus	4,191	4,109

Deficit	(106,085)	(104,040)
Accumulated other comprehensive loss	(12)	(9)

	(106,097)	(104,049)

	2,724	6,131

	75,748	65,350

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)

	Three months ended
	March 31
	2008	2007

	$	$
Gross metal sales	726	1,714
Treatment charges	4	18

Net metal sales	722	1,696

Expenses
Cost of good sold	692	5,191
Depreciation and amortization	1,125	812
General administration	668	734
Warrants issued as fee for short-term financial arrangement	427	—
Reorganisation and CCAA costs	—	105
Care and maintenance	584	42

	3,496	6,884

Loss before the following items	(2,774)	(5,188)
Interest expense on short-term loan	(124)	(75)
Interest and financial expense on long-term debt	(475)	(280)
Interest income	14	8

Loss from operations	(3,359)	(5,535)

Other income (expense)
Other (expense) income	(308)	3,790

Loss before taxes	(3,667)	(1,745)

Income and mining tax	1,622	—

Net loss	(2,045)	(1,745)

Weighted average number of common shares (‘000)	432,605	348,669

Loss per share undiluted and diluted	0.00	0.01

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT (UNAUDITED)
(Expressed in thousands of Canadian dollars)

	Three months ended
	March 31
	2008	2007

	$	$

Contributed surplus

Balance, beginning of period	4,109	1,996

Stock options expired and cancelled	25	—
Warrants expired	57	1,995

Balance, end of period	4,191	3,991

Deficit

Balance, beginning of period	104,040	85,052

Net loss	2,045	1,745

Balance, end of period	106,085	86,797

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of Canadian dollars)

	Three months ended
	March 31
	2008	2007

	$	$

Net Loss	(2,045)	(1,745)
Other comprehensive income, net of income tax:
Unrealized (losses) gain on available-for-sale investments arising during the period	(3)	29

Comprehensive loss	(2,048)	(1,716)